SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of September, 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                   RYANAIR ANNOUNCES 2 NEW ROUTES FROM NANTES

                        NANTES - NOTTINGHAM EAST MIDLANDS
                        NANTES - LONDON STANSTED

Ryanair, Europe's No. 1 low fares airline, today (Thursday, 15th September 2005) announced 2 new routes from Nantes to Nottingham East Midlands and London Stansted, which are in addition to the recently announced route from Nantes to Shannon.

FROM      TO                           STARTS                FREQUENCY
NANTES    SHANNON                      1st November 2005     3 WEEKLY
NANTES    NOTTINGHAM EAST MIDLANDS     7th March 2006        3 WEEKLY
NANTES    LONDON STANSTED              11th January 2006     DAILY

Michael Cawley, Ryanair's Deputy CEO in Nantes today, said:

        "Ryanair is delighted to be adding 2 new routes at Nantes just 2 months after announcing a new route from Nantes to Shannon. The people of Nantes will now be able to travel to 3 destinations in the UK and Ireland for a fraction of existing fares. Business and tourism in the Nantes region will now benefit from an additional 200,000 passengers in 2006 that will support 200 jobs.

        "Demand for the already announced route from Shannon to Nantes has been very strong and so far over 6,000 bookings have been made. To celebrate these record bookings and our 2 new routes, Ryanair is running a seat sale with 6,000 FREE* seats available from Nantes to Shannon. In addition, 20,000 seats will be available from Nantes to Nottingham East Midlands and London Stansted for EUR5.99*. This great offer is available for booking until midnight 19th September on www.ryanair.com. Demand for fares this low will be huge so our advice to passengers is to book immediately".

*One way ex taxes

ENDS.                         Thursday, 15th September 2005

For further information:

Peter Sherrard - Ryanair      Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228        Tel: 00 353 1 4980 300




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  15 September, 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director